METALINK LTD.
                               Yakum Business Park
                               Yakum 60972, Israel
                             Tel. (972)(9) 960-5555

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549                                           August 26, 2008

Attention:        Mr. Russell Mancuso
                  Mr. Tom Jones

                  Re:      Metalink Ltd.
                           Amendment No. 3 to Registration Statement on Form F-3 Filed August 25, 2008
                           FILE NO. 333-152119

Dear Messrs. Mancuso and Jones:

     The undersigned, Metalink Ltd., issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. EST time, on Tuesday, August 26, 2008 or as soon as possible thereafter.

     As requested by the Staff, we hereby confirm that the changes made in Amendment No. 3 to the above-referenced Registration Statement, which is filed herewith, are consistent with the changed pages that were faxed to the Staff on Friday, August 22, 2008 (under the cover letter of Mr. Gerald L. Baxter, Esq. of Greenberg Traurig LLP, the Company's U.S. legal counsel), except for updating the last reported sale price of the shares to capture the additional trading day since Friday.

     Management of Metalink Ltd. is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

     We acknowledge that:

     o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Metalink Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o Metalink Ltd. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much for your courtesy in this matter.

                                                     Very truly yours,

                                                     Metalink Ltd.

                                                     By: /s/ Yaron Malka
                                                     ---------------------
                                                     Name: Yaron Malka
                                                     Title: Legal Counsel